Exhibit 99.1

Date: August 01, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Incannex Provides Access to Financial Advisory Firm to Shareholders for Advice Pertaining to Transition from ASX to Nasdaq

Melbourne, Australia, 01 August 2023 - Incannex Healthcare Limited (NASDAQ: IXHL) (ASX: IHL), (‘Incannex’, ‘IHL’ or the ‘Company’) is pleased to announce that it has engaged independent financial planning firm MLS Financial (‘MLS’) to provide advice to IHL shareholders with self-managed superannuation funds (’SMSF’), a superannuation fund holding or similar products, on matters associated with the proposed uplisting to U.S. shares on the Nasdaq and delisting of Australian shares on ASX.

The purpose of this unprecedented engagement is to assist shareholders who have their IHL shareholding in a superannuation account. Engaging MLS will ensure that shareholders receive qualified independent, and strictly confidential advice that takes into consideration all factors that contribute to the account holder’s financial position.

Throughout the process, MLS will analyse the shareholder’s current position and provide support and recommendations on the best strategy for the holder, whilst having a complete understanding of the process Incannex is taking to transition the Company’s share listing from ASX to Nasdaq.

We encourage all shareholders who are seeking either clarity or advice on their IHL holding within a superannuation structure to email admin@incannex.com.au. Please include the name and address of your registered holding and Incannex staff will facilitate an introduction to MLS who will initiate a confidential meeting with the shareholder to provide support leading into, during and post the proposed transition to U.S. domiciled shares on the Nasdaq.

CEO and managing director of Incannex, Mr Joel Latham said; “Incannex is proposing to redomicile to the United States and Nasdaq in a unanimous board decision taken in the best interest of shareholders to unlock the substantial value in our Company. At the time that Incannex proposed the change from ASX to Nasdaq, the Board committed that it would do all that it could to ensure a seamless transition of their investment from Australia to the United States. Incannex shareholders who feel as if they would benefit from this service, will receive independent advice from a financial group that is fully understanding of the change Incannex is making and will also learn how best to advise each shareholder independently in light of this change. On that basis, we encourage those shareholders to seek the confidential and independent superannuation advice that the Company offers.”

This announcement has been approved for release to ASX by the Incannex Board of Directors.

END

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Date: August 01, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 19 granted patents and 30 pending patent applications. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex’s views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex’s views as of any date after the date of this press release.

Contact Information:

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

+61 409 840 786

joel@incannex.com.au

Investor Relations Contact – United States

Alyssa Factor

Edison Group

+1 (860) 573 9637

afactor@edisongroup.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786